Wellsford Real Properties, Inc.
535 Madison Avenue, 26th Floor
New York, New York 10022
April 30, 2007
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561
Attention: Ms. Elaine Wolff — Branch Chief

Re:	Wellsford Real Properties, Inc. Registration Statement on Form S-4 (File No. 333-139705)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, Wellsford Real Properties, Inc., a Maryland corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-139705) to 4 p.m., Eastern Daylight Time, on Tuesday, May 1, 2007, or as soon thereafter as practicable.
     In addition, we hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

     Please call the undersigned at (212) 812-4907 or Stephen M. Wiseman of King & Spalding LLP at (212) 556-2265 if you have any questions.

WELLSFORD REAL PROPERTIES, INC.
By:	/s/ Mark P. Cantaluppi
	Name:	Mark P. Cantaluppi
	Title:	Vice President, Chief Financial Officer

cc:	Mr. Michael McTiernan United States Securities and Exchange Commission

Mr. Jeffrey H. Lynford Wellsford Real Properties, Inc.

Mr. Lloyd Lynford Reis, Inc.

Mr. Stephen M. Wiseman King & Spalding LLP